

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 2, 2008

Walter F. Ulloa
Chief Executive Officer
Entravision Communications Corporation
2425 Olympic Blvd., Suite 6000 West
Santa Monica, California 90404

Re: Entravision Communications Corporation
Form 10-K for period ended December 31, 2007
Filed March 17, 2008
File No. 001-15997

Dear Mr. Ulloa:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: Mark Boelke, General Counsel
       310.449.1306